Mail Stop 3561

April 29, 2010

Via U.S. Mail and Facsimile (909) 839-5119

Ms. Hazel Chu
Chief Executive Officer
Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue
Walnut, CA 91789

Re:　　　**Mizati Luxury Alloy Wheels, Inc.**
　　　Form 10
　　　Filed March 31, 2010
　　　File No. 000-53509

Dear Ms. Chu:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Description of Business, page 3

2. Given that it appears your operating results have been substantially impacted by the recession, please highlight in your summary that you have seen a substantial decrease in revenues and gross profit in your most recent fiscal year.

3. If you have an agreement with the wheel manufacturer you mention, please file it with the next agreement. If not, we suggest deleting this sentence as speculative. If you want to keep it, please add appropriate cautionary language that it is possible that you will not be able to reach any agreement.

4. Please revise to clarify the status of your efforts to solicit new business from auto manufacturers and the expected timeframe.

5. Please revise throughout to consistently present loss numbers in parenthesis.

Products, page 4

6. Please revise to disclose when you anticipate having your new designs ready for production and sale.

7. Please revise to clarify whether you currently have any exclusivity agreements with distributors. If so, identify the product line and the distributor(s). Revise your MD&A section in this manner as well.

Distribution, page 5

8. Please revise to clarify who your outside sales force is and discuss in greater detail your efforts to expand it.

9. Please explain in greater detail your "aggressive" commission program. If this program would materially reduce your gross profit margin, disclose this possibility here.

Item 2. Management's Discussion and Analysis, page 7

Comparison of the years Ended December 31, 2009 and 2008, page 9

10. Please revise to explain in greater detail the "huge price pressure[s]" from your competitors in 2009.

11. Please revise your discussion of operation results for the following items:

- In your discussion of revenue decline, please quantify the amount of the decline attributable to volume decreases and the amount attributable to price decreases. In your discussion of volume decreases, please consider an in-depth discussion on a market-by-market basis. For example, we note your discussion on page 4 of the four discreet purchaser categories and various product lines. Changes in volume between and among these purchasers or product lines would augment your disclosure.

- In your discussion of gross profit, you cite an increased inventory reserve. Please revise your disclosure here and in the related financial statement footnote to indicate the facts and circumstances leading to this increased reserve.

- As a related matter, please revise your discussion of gross profit to include the only the impact of the reserve on gross margin in dollar and percentage terms. The calculation of gross margin excluding inventory reserve is not appropriate and should be omitted.

- Your discussion in the changes in the components of SG&A should be revised to quantify the material sources of each change. For example, in your discussion of the decrease in professional service fees of $129,000, you cite "significantly reduced investor relation service fees and legal fees in 2009 as part of the Company's cost reduction strategy." This discussion should also include the amounts spent thereon in 2008 versus 2009. In your discussion of rent expense, you do not include a discussion of the difference in rent expense of the old versus new property, or the impact of the various lawsuit settlements on such expense. Your discussion of "other" only quantifies $100,969 of the total decrease of $231,926. Please ensure that all material sources of increases or decreases are quantified.

12. We note the significant increase in bad debt expense in fiscal 2009, as well as the relative significance of your allowance account to your accounts receivable balance as of December 31, 2009. Please address the reasons for, and the implications of, these matters in MD&A. Explain whether you have made, or anticipate making, any changes to your credit policies as a result of your recent experience.

Liquidity and Capital Resources, page 10

13. We note from your tabular disclosure in Note 7 on page F-12 related to property and equipment that it appears all your property and equipment will be fully depreciated during fiscal 2010. Please revise this section to include a discussion of your ongoing capital requirements regarding either repairing or replacing aging fixed assets.

Item 7. Certain Relationships and Related Transactions, page 13

14. Please revise to delete the description of Max Fung Trading Company as a "non-related party" or tell us why Max Fung Trading Company would not be considered a related party as defined in Instruction 1 to Item 404 of Regulation S-K. If he was an unrelated party until he accepted the shares in payment of a loan, please revise to clarify.

Item 9. Market for Common Equity and Related Stockholder Matters, page 15

15. Please indicate the amount of common equity which could be sold pursuant to Securities Act Rule 144. Refer to Item 201(a)(2)(ii) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 16

16. Please file the agreement with Mr. Chuang described in the second paragraph on page 17.

Financial Statements

Statements of Operations, page F-3

17. We note from your presentation here that the "extraordinary item" expense is comprised of two legal settlements, the first for early termination of a lease in the amount of $29,000, and the second for "settlement of judgment" in the amount of $12,000. It appears that these items relate to the Mission BP LLC and the Spanish Broadcasting actions described on pages F-20 and F-19, respectively. The Master Glossary of the FASB ASC describes an "extraordinary item" as distinguished by its unusual nature and by the infrequency of its occurrence. Extraordinary items should be unrelated to the typical activities of an entity and should not reasonably be expected to occur in the forseeable future "taking into account the environment in which the entity operates." It appears from the description of these items that both are related to operating agreements and related non-payment of operating expenses; as such, it does not appear that these settlements qualify as "extraordinary items" given the environment in which your business operates. They should be reclassified to the income statement line item in which related expenses were or would have originally been classified. As they appear to be unusual in your experience, we suggest that you present them as separate line items in your financial statements and that you label them as "unusual."   Please revise your statements of operations and cash flows accordingly.

Statements of Cash Flows, page F-5

18. Please supplementally reconcile shares issued for services performed in fiscal 2009 ($166,555) with the balance of "Common shares issued for services rendered and to

be rendered" in fiscal 2009 ($257,600) on page F-4. Clearly explain the nature of each reconciling item.

Note 2. Going Concern, page F-7

19. Please expand the second paragraph under this heading to also address the line of credit from Citibank. Expand your MD&A discussion on page 10 to address it as well.

Note 8 – Intangible Assets, page F-13

20. Please provide us with a summary of the latest impairment analysis on intangible assets you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Please also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through fiscal 2009. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

21. In addition, please provide us with, and consider expanding your disclosures in future filings to quantify, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Note 9. Lines of Credit, page F-13

22. Please tell us more about your revolving credit agreement with Citibank. We note that you have borrowed the maximum amount under the agreement. Please tell us whether and when you have last repaid any of the balance. You disclose that interest is payable monthly at approximately 7-10% per annum until March 2008. As you have included the financial statements for fiscal 2009, please expand your disclosures to address interest payable currently and to explain how it is computed.

23. As a related matter, your Exhibit has been incorrectly numbered on page 20. Please revise to correct the inaccurate reference. In addition, as the original notice of approval was dated March 3, 2006, we assume that there have been subsequent notices of annual renewal and/or explanations of current annual fees and interest rates. Please also file a copy of your most recent communication of this nature from Citibank. We may have further comments upon review of your response.

Note 12 – Stockholders' Deficit

Shares Cancelled, page F-17

24. Please confirm our understanding that you intended to issue 3,572 shares after the stock split transactions in order to maintain ownership percentages that had existed

prior to the effective split, but an administrative error led to the issuance of such shares in the interim period between the two transactions. Please also confirm our understanding that approximately 2.6 million shares are still held by Hazel Chu, and that you are still working to recover the remaining 3 million shares held by other shareholders. If our understanding is correct, please tell us why the 2.6 million shares held by Hazel Chu were not returned with the 21.9 million shares returned during 2009, and explain to us and revise your disclosure to indicate how the remaining shares will be recovered. We may have further comment on your response.

25. As a related matter, please indicate to us the ownership percentage of each of the remaining five shareholders who received this inadvertent preferential distribution and elected not to return it. If any of these parties are officers, directors or significant shareholders of the company (or are related parties or affiliates of such individuals), please identify them for us as well.

Note 15 – Commitments and Contingencies, page F-19

26. Please revise your disclosures here and throughout your filing to specifically state the basis for each action. For example, with regard to the Spanish Broadcasting action, although it appears the action is related to unpaid invoices, it is unclear to what these invoices relate. You should also revise your disclosures to ensure you clearly state how and when each settlement has been recorded in your financial statements, including your balance sheet and statement of operations, and the balance of any payable at each balance sheet date. For example, with regard to the Dare Wheel action, you should state, if true, that the $716,900 awarded was already considered in inventory cost and therefore the income statement was not impacted by the award. Similar disclosures throughout your filing should also be revised. For example, if the $56,463 forfeited security deposit related to one of the two Mission BP actions has been recorded as rent expense, you should discuss that in your discussion of changes in rent expense in MD&A.

27. As a related matter, please reconcile the $24,000 "other payable" on the balance sheet to the payables as described in this footnote. Specifically, you have indicated that both the $12,000 Spanish Broadcasting payable and the $29,000 Mission BP payable are recorded as "other payables" as of December 31, 2009.

28. Please confirm our understanding that there are two separate Mission BP actions, the first as described on page F-20 resulting in forfeiture of your security deposit of $56,463, and the second as described on page F-20 resulting in the $29,000 settlement. If our understanding is correct, please tell us how the security deposit forfeiture was recorded in your financial statements.

Other

29. Please revise your financial statement footnotes to include disclosure regarding the restated financial statements required by FASB Codification 250-10-50-7 through 10. Also, please note that the Report of Independent Registered Accountants should be revised to include an explanatory paragraph regarding the restatements. Please note that these disclosures should be included for December 31, 2008 and 2009 restated financial statements.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy M. Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director